UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-41937

Psyence Biomedical Ltd.

(Translation of registrant’s name into English)

121 Richmond Street West
Penthouse Suite 1300
Toronto, Ontario M5H 2K1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Entry Into Agreements

Debt-for-Equity Swap Agreements

Effective September 30, 2024, Psyence Biomedical Ltd. (the “Company”) entered into an agreement (the “Newcourt Swap Agreement”) with Newcourt SPAC Sponsor, LLC (“Newcourt”). Pursuant to the Newcourt Swap Agreement, the Company has agreed to issue to Newcourt 3,231,002 common shares, no par value, of the Company (“Common Shares”), at a price of $0.50 per Common Share. In exchange therefor, Newcourt Sponsor has agreed to discharge the entire obligation of $1,615,501 due under that certain promissory note, dated January 25, 2024, issued by Newcourt Acquisition Corp to Newcourt Sponsor. In the event that the average VWAP for the ten trading days prior to January 15, 2025 is lower than $0.50, the Company is also required to make a “make whole payment” in cash or Common Shares, as set forth in the Newcourt Swap Agreement. The Company has agreed to register the resale of the Common Shares, as set forth in the Newcourt Swap Agreement.

In addition, effective September 30, 2024, the Company entered into an agreement (the “PGI Swap Agreement” and collectively with the Newcourt Swap Agreement, the “Swap Agreements”) with Psyence Group. Inc. (“PGI”). Pursuant to the PGI Swap Agreement, the Company has agreed to issue to PGI 2,075,920 Common Shares, at a price of $0.50 per Common Share. In exchange therefor, the Lender has agreed to discharge a portion of the obligation due under that certain promissory note, dated January 25, 2024, issued by the Company to PGI. In the event that the average VWAP for the ten trading days prior to January 15, 2025 is lower than $0.50, the Company is also required to make a “make whole payment” in cash or Common Shares, as set forth in the PGI Swap Agreement. The Company has agreed to register the resale of the Common Shares, as set forth in the PGI Swap Agreement. The transactions contemplated by the PGI Swap Agreement are subject to the approval of PGI shareholders.

Each Swap Agreement contains customary representations, warranties and covenants of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

The foregoing description of the Swap Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Swap Agreements, copies of which are filed as Exhibits 99.1 and 99.2, respectively to this Report on Form 6-K and which is incorporated herein by reference.

Addendum to Share Purchase and Sale Agreement

As previously announced, on September 17, 2024, the Company entered into an agreement (the “Purchase Agreement”) with PGI. Pursuant to the Purchase Agreement, the Company agreed to acquire from PGI shares in a single class with a par value of US$0.01 of Psyence Labs Ltd., a private company focused on the production of psychedelic active pharmaceutical ingredients and extracts.

On September 27, 2024, the Company and PGI entered into an addendum to the Purchase Agreement (the “Addendum”), pursuant to which the parties agreed that (i) in the event that the average VWAP for the ten trading days prior to January 15, 2025 is lower than $0.55, the Company is also required to make a “make whole payment” in cash or Common Shares, as set forth in the Purchase Agreement and (ii) the Company will register the resale of the Common Shares, as set forth in the Purchase Agreement. In addition, the parties agreed to extend the date by which the conditions precedent need to be met, from October 31, 2024 to November 30, 2024. The transactions contemplated by the Purchase Agreement are subject to the approval of PGI shareholders.

The foregoing description of the Addendum does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Addendum, a copy of which is filed as Exhibit 99.3 to this Report on Form 6-K and which is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Debt-for-Equity Swap Agreement, effective as of September 30, 2024, by and between Psyence Biomedical Ltd. and Newcourt SPAC Sponsor, LLC

99.2	Debt-for-Equity Swap Agreement, effective as of September 30, 2024, by and between Psyence Biomedical Ltd. and Psyence Group. Inc.

99.3	First Addendum to Share Purchase and Sale Agreement, dated as of September 27, 2024, by and among Psyence Biomedical Ltd., Psyence Group. Inc. and Psyence Labs Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 8, 2024

Psyence Biomedical Ltd.

By:	/s/ Dr. Neil Maresky
Name:	Dr. Neil Maresky
Title:	Chief Executive Officer and Director